UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 5)

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

MARTEK BIOSCIENCES CORPORATION

(Name of Subject Company)

MARTEK BIOSCIENCES CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

572901106
(CUSIP Number of Class of Securities)

Steve Dubin
Chief Executive Officer
Martek Biosciences Corporation
6480 Dobbin Road
Columbia, Maryland 21045
(410) 740-0081

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Copies to:
Michael J. Silver
William I. Intner
Hogan Lovells US LLP
100 International Drive—Suite 2000
Baltimore, Maryland 21202
(410) 659-2700

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on January 13, 2011 (as previously amended and supplemented by Amendment No. 1 on January 21, 2011, Amendment No. 2 on January 31, 2011, Amendment No. 3 on February 1, 2011 and Amendment No. 4 on February 7, 2011, the “Schedule 14D-9”) with the Securities and Exchange Commission (“SEC”) by Martek Biosciences Corporation, a Delaware corporation (the “Company”).  The Schedule 14D-9 relates to the cash tender offer by Greenback Acquisition Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of Koninklijke DSM N.V., a corporation organized in the Netherlands, disclosed in a Tender Offer Statement on Schedule TO, dated January 13, 2011 (as amended on January 28, 2011, February 1, 2011, February 7, 2011, February 15, 2011,  February 17, 2011 and February 22, 2011, and as amended or supplemented from time to time hereafter and together with the exhibits thereto, the “Schedule TO”), filed with the SEC, to purchase all outstanding shares of common stock of the Company at a purchase price of $31.50 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 13, 2011, as amended or supplemented from time to time and in the related Letter of Transmittal, as amended or supplemented from time to time, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, thereto.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged.  Capitalized terms used but not otherwise defined in this Amendment No. 5 have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.    Additional Information.

Item 8 is hereby amended and supplemented by adding as the last sentence of the paragraph under the heading “Antitrust—Brazil” the following:

On February 9, 2011, the acquisition of shares of Common Stock pursuant to the Offer was unconditionally and unanimously approved by the competition authority in Brazil.

Item 8 is hereby amended and supplemented by adding as the last sentence of the paragraph under the heading “Antitrust—Ireland” the following:

On February 11, 2011, the acquisition of shares of Common Stock pursuant to the Offer received the necessary clearance of the Competition Authority in Ireland.

Item 8 is hereby amended and supplemented by adding as the last sentence of the paragraph under the heading “Antitrust—Netherlands” the following:

On February 3, 2011, the acquisition of shares of Common Stock pursuant to the Offer received the necessary clearance of the Netherlands Competition Authority.

Item 8 is hereby amended and supplemented by adding as the last sentence of the paragraph under the heading “Antitrust—Austria” the following:

On February 11, 2011, the necessary waiting period following submission of the required notification to the Federal Competition Authority in Austria expired thus clearing the acquisition of shares of Common Stock pursuant to the Offer for purposes of Austria.

Item 8 is hereby amended and supplemented by adding as the last sentence of the paragraph under the heading “Antitrust—Spain” the following:

On February 17, 2011, the acquisition of shares of Common Stock pursuant to the Offer was unconditionally cleared by the CNC.

Item 8 is hereby amended and supplemented by adding as the last sentence of the last paragraph of the disclosure under the caption “Litigation” the following:

On February 14, 2011, the plaintiff in the Rubenstein Action voluntarily dismissed its complaint without prejudice.

Item 8 is hereby amended and supplemented with the addition of the following subsection at the end of Item 8:

Commencement of Subsequent Offering Period.

The initial offering period of the Offer expired at 5:00 p.m., New York City time, on Friday, February 18, 2011.  Prior to the expiration of the initial offering period, all conditions to the Offer, including the expiration or termination of the waiting period under the HSR Act, were satisfied.

According to Citibank, N.A., the depositary for the Offer, as of 5:00 p.m., New York City time, on Friday, February 18, 2011, 30,410,223  shares of Common Stock were validly tendered and not withdrawn prior to the expiration of the Offer (including 2,359,558 shares of Common Stock that were tendered pursuant to guaranteed delivery procedures), representing approximately 90.6% of the outstanding shares of Common Stock, and approximately 83.6% of the outstanding shares of Common Stock excluding the shares of Common Stock tendered by notices of guaranteed delivery (or approximately 83.5% and 77.1%, respectively, calculated on a fully diluted basis).  Purchaser has accepted for payment all shares of Common Stock that were validly tendered and not properly withdrawn, and payment will be made promptly, in accordance with the terms of the Offer.  Based on the Offer Price, the value of such shares of Common Stock purchased by Purchaser during the initial offer period was approximately $883.6 million (excluding shares of Common Stock tendered pursuant to guaranteed delivery procedures).  According to the Offer to Purchase, DSM will provide Purchaser with sufficient funds to purchase all shares of Common Stock validly tendered in the Offer and not withdrawn and will provide funding for the Merger.

On February 21, 2011, DSM announced the results of the Offer and that Purchaser had commenced a subsequent offering period for all remaining untendered shares of Common Stock (the “Subsequent Offering Period”), which will expire at 12:00 midnight, New York City time, on Thursday, February 24, 2011 unless further extended.  During the Subsequent Offering Period, holders of shares of Common Stock who did not previously tender their shares of Common Stock into the Offer may do so and will promptly receive the same purchase price to be paid pursuant to the Offer of $31.50 per share of Common Stock, net to the holder of such shares of Common Stock in cash, without interest and less any required withholding taxes.  The procedures for accepting the Offer and tendering shares of Common Stock during the Subsequent Offering Period are the same as those described for the Offer in the Offer to Purchase and related documents, except that (i) the guaranteed delivery procedures may not be used during the Subsequent Offering Period and (ii) pursuant to Rule 14d-7(a)(2) promulgated under the Securities Exchange Act of 1934, as amended, shares of Common Stock tendered during the Subsequent Offering Period may not be withdrawn.

Following completion of the Subsequent Offering Period, DSM intends to complete a short-form merger in accordance with the Merger Agreement.  In the short-form merger, Purchaser will merge with and into Martek and each share of Common Stock not tendered in the Offer, other than those as to which holders exercise appraisal rights under Delaware law and those held by DSM or Martek or their respective subsidiaries, will be converted in the Merger into the right to receive $31.50 per share in cash, without interest and less any required withholding taxes.  This is the same price per share paid in the Offer.

A copy of the press release of DSM announcing the results of the initial offering period of the Offer and the Subsequent Offering Period is filed as Exhibit (a)(1)(G) to this Amendment No. 5 and is incorporated in this Amendment No. 5 by reference.

Item 9.    Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(1)(G)	Press Release issued by DSM on February 21, 2011 (incorporated by reference to Exhibit (a)(5)(J) to the Schedule TO/A filed on February 22, 2011).**

**           Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Martek Biosciences Corporation

	By:	/s/ Steve Dubin
	Name:	Steve Dubin
	Title:	Chief Executive Officer

Dated: February 22, 2011